May 17, 2024

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549-3561

Re:	GCT Semiconductor Holding, Inc. Registration Statement on Form S-1 Filed April 19, 2024 File No: 333-278809

Ladies and Gentlemen:

On behalf of GCT Semiconductor Holding, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter dated May 6, 2024, relating to the above referenced Registration Statement on Form S-1 filed April 19, 2024 (the “Registration Statement”). Concurrently herewith, the Company is filing Amendment No. 1 to the Registration Statement (the “Amendment No. 1”).

For the Staff’s convenience, we have restated the Staff’s comments below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Registration Statement), all page references herein correspond to the page of the Amendment No. 1. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment No. 1. Where appropriate, changes conforming to those noted in responses have also been made elsewhere in the Registration Statement.

Registration Statement on Form S-1 filed April 19, 2024

General

1.             Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor/private placement investors/PIPE investors and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor/private placement investors/PIPE investors and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: The Company acknowledges the Staff’s comment and has revised the cover page, and also added the disclosure appearing on pages iii, 3-15, 28-30 and 57 of Amendment No. 1.

1400 Page Mill Road	Tel. +1.650.843.4000
Palo Alto, CA 94304	Fax: +1.650.843.4001

2.             We note that the opinion of Morgan, Lewis & Bockius LLP attached as Exhibit 5.1 states that it is your counsel's opinion that the “Shares have been duly authorized, validly issued, fully paid and non-assessable.” Please revise to indicate that the shares associated with the primary offering will be validly issued, fully paid and non-assessable when sold pursuant to the terms of the registration statement.

Response: The Company acknowledges the Staff’s comment and has revised the Exhibit 5.1 of Amendment No. 1.

Cover Page

3.             For each of the securities being registered for resale (including shares, warrants, and any convertible notes/securities), disclose the price that the selling securityholders paid for such securities.

Response: The Company acknowledges the Staff’s comment and has revised the cover page accordingly, and also added the disclosure appearing on pages 4, 6-15, 28-30 and 121 of Amendment No. 1.

4.             Disclose the exercise prices of the warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company acknowledges the Staff’s comment and has revised the cover page, and also added the disclosure appearing on pages iii, 5-15, 28-30, 41 and 121 of Amendment No. 1.

5.             We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your securities.

Response: The Company acknowledges the Staff’s comment and has revised the cover page, and also added the disclosure appearing on pages 28-30 of Amendment No. 1.

Risk Factors, page 6

6.             Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of your securities. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also, as applicable, disclose that even though the current trading price is at or significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: The Company respectfully advises the Staff that the Company has included an appropriate risk factor disclosure on pages 28-30 of the Amendment No. 1 in response to the Staff’s comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

7.             In light of the number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company respectfully advises the Staff that the Company has revised its disclosures on pages 66-67 of the Amendment No. 1 in response to the Staff’s comment.

8.             Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that Anapass, Inc. and Concord Sponsor Group III LLC, beneficial owners of a substantial portion of your outstanding shares, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use. Please ensure that your disclosure includes each of these entity's beneficial ownership of your outstanding shares as a percentage prior to this offering.

Response: The Company respectfully advises the Staff that the Company has revised its disclosures on pages 60 of the Amendment No. 1 in response to the Staff’s comment.

* * *

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at +1(650) 843-7263 or David Bionghi at +1(212) 309-6138 with any questions regarding the foregoing.

Very truly yours,

Morgan, Lewis & Bockius LLP

By:	/s/ Albert Lung
Name:	Albert Lung

cc:	Edmond Cheng Chief Financial Officer GCT Semiconductor Holding, Inc.